UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2011;

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from

Commission file number: 001-14901

A.	Full title of the plan and the address of the plan, if different from that of issuer named below:

CONSOL Energy Inc. Investment Plan for Salaried Employees

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CONSOL Energy Inc.

CNX Center

1000 CONSOL Energy Drive

Canonsburg, PA 15317

Registrant’s telephone number including area code: 724-485-4000

CONSOL Energy Inc.

Investment Plan for

Salaried Employees

Index

December 31, 2011 and 2010

		Page(s)

Report of Independent Registered Public Accounting Firm		1

Financial Statements

Statements of Net Assets Available for Benefits		2

Statement of Changes in Net Assets Available For Benefits		3

Notes to Financial Statements		4-25

Supplemental Schedule

Schedule H, Part IV Line 4(i) Schedule of Assets Held for Investment Purposes at End of Year		27-39

Note:	Other Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

Signatures		40

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees, Investment Plan Committee, Audit Committee, and Participants

CONSOL Energy Inc. Investment Plan for Salaried Employees

We have audited the accompanying statements of net assets available for benefits of CONSOL Energy Inc. Investment Plan for Salaried Employees (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, Line 4(i) – Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ParenteBeard LLC
Pittsburgh, Pennsylvania
June 18, 2012

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Statements of Net Assets Available for Benefits

(in thousands of dollars)	December 31
	2011	2010
ASSETS

Investments at Fair Value
Stable Value Fund	$615,718	$606,905
Interests in Registered Investment Companies	224,810	257,178
Collective Trusts	75,225	52,928
E.I. DuPont de Nemours & Company Common Stock	34,873	43,881
CONSOL Stock Fund	148,510	188,764

	1,099,136	1,149,656

Receivables
Due from Broker for Securities Sold	161	591
Employer Contribution	72	0
Accrued Interest and Dividends	11	1
Notes Receivable from Participants	20,489	17,798

	20,733	18,390

Cash	68	485

Net Assets Reflecting All Investments at Fair Value	1,119,937	1,168,531

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts Held in Stable Value Fund	(28,392)	(20,656)

NET ASSETS AVAILABLE FOR BENEFITS	$1,091,545	$1,147,875

The accompanying notes are an integral part of these financial statements.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Statement of Changes in Net Assets Available for Benefits

(in thousands of dollars)	For the Year Ended December 31, 2011

Additions, Less Loss on Investments:

Contributions:
Participants – Contributions	$44,147
Participants – Rollovers	17,162
Employer	28,381

89,690

Interest Income from Participants’ Notes Receivable	899

Income (Loss) on Investments:
Interest and Dividends	11,802
Net Depreciation in Fair Value of Investments	(46,190)

(34,388)

Total Additions, Less Loss on Investments	56,201

Deductions from Net Assets Attributed to:
Benefits Paid to Participants	112,331
Administrative Expense	288

Total Deductions	112,619

Asset Transfers In	88

Net Decrease	(56,330)

Net Assets Available for Benefits
Beginning of Year	1,147,875

END OF YEAR	$1,091,545

The accompanying notes are an integral part of these financial statements.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2011 and 2010

1.	DESCRIPTION OF PLAN

The following brief description of CONSOL Energy Inc. Investment Plan for Salaried Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General – The Plan is a defined-contribution plan covering salaried, operations and maintenance, production and maintenance, and warehouse and maintenance employees of CONSOL Energy Inc. and participating employers (“CONSOL Energy” or the “Company”). Eligible employees can participate in the Plan on the first day of the first full pay period following the later of the start of regular full-time employment or the date they first become eligible. In addition, employees classified as casual employees are eligible to participate in the Plan on the date during the 12 consecutive month period, commencing on the employee’s employment date or reemployment date, on which the employee actually completes 1,000 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

During 2011 and 2010, the Plan offered CONSOL Energy common stock (“CONSOL Stock Fund”) as an investment option to Plan participants. The CONSOL Stock Fund is an Employee Stock Ownership Plan (“ESOP”) where participants can elect to have dividends paid out to them in cash instead of being reinvested in the CONSOL Stock Fund in their Plan account. For the years ended December 31, 2011 and 2010, approximately $47,000 and $31,000 in dividends from the CONSOL Stock Fund were paid to participants in cash, respectively.

Contributions – Each year participants can, with certain restrictions, contribute a maximum of 75% of eligible compensation to the Plan. Newly eligible employees automatically become participants in the Plan beginning with the first payroll deduction following forty-five days from the date they first become eligible (as defined by the Plan) and contribute at the rate of 6% of eligible compensation (4% for employees of Fairmont Supply Company and its subsidiaries, participating employers in the Plan that are a qualified separate line of business), unless the participant elects not to contribute. Under this automatic enrollment provision, participant assets are invested in accordance with a managed account feature offered by the Plan’s trustee, Bank of America Merrill Lynch (“Merrill Lynch”), based on certain demographics of the participant. A participant may also designate from 1% to 75% (not to exceed $10,000) of any quarterly or annual incentive compensation payment as a supplemental contribution. Contributions may be made with before-tax or after-tax dollars.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2011 and 2010

1.	DESCRIPTION OF PLAN (Continued)

CONSOL Energy matches these contributions (excluding deferrals of incentive compensation payments), dollar for dollar, up to 6% of eligible compensation (fifty cents on every dollar up to 12% of eligible compensation for employees of Fairmont Supply Company and its subsidiaries). Company matching contributions for certain participants of the Plan are considered nonforfeitable, safe-harbor contributions within the meaning of that term under the final Internal Revenue Code (the “Code”) 401(k) and 401(m) regulations.

In addition, certain eligible employees of Fairmont Supply Company and its subsidiaries receive qualified non-elective (“QNEC”) contributions equal to $1,500 per year. In 2010, certain eligible employees of CNX Gas Corporation (“CNX Gas”) also received QNEC contributions equal to 3% of eligible compensation. Effective January 1, 2011, the Plan was amended to eliminate the QNEC contribution provision for CNX Gas participants. As a result, there were no QNEC contributions made to the participant accounts of employees of CNX Gas for the year ended December 31, 2011. The Company may also make discretionary contributions to the Plan ranging from 1% to 4% of eligible compensation for eligible employees (as defined by the Plan). There were no such discretionary contributions made by the Company for the years ending December 31, 2011 and 2010. Total contributions credited to a participant’s account (employee and Company contributions, exclusive of catch-up contributions) may not exceed $49,000 per year for the years 2011 and 2010, respectively.

Participant Accounts – Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan investment earnings and is charged with an allocation of administrative expenses and Plan investment losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Investment Options – Upon enrollment in the Plan, a participant may direct employee and Company contributions in any of the funds included in the supplemental schedule of assets held for investment purposes at end of year, except for E.I. DuPont de Nemours & Company (“DuPont”) Common Stock. This investment option is no longer available to Plan participants.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2011 and 2010

1.	DESCRIPTION OF PLAN (Continued)

Vesting – Participants are immediately vested in their contributions and any matching contributions, QNEC contributions, or discretionary contributions made by the Company plus actual earnings (losses) thereon.

Notes Receivable from Participants – Participants may borrow up to one-half of their account balances subject to a $1,000 minimum and required regulatory loan maximum limitations. Such loans are repayable over periods of 12 to 60 months (120 months maximum if for the purchase of a principal residence) and are secured by the balance in the participant’s account. The rate of interest on loans is commensurate with the average rate charged by selected major banks for secured personal loans and remain fixed for the life of the loan. Loans are repaid over the period in installments of principal and interest via payroll deductions or through ACH account debit for participants that terminate employment subsequent to the loan’s execution. A participant also has the right to repay the loan in full, at any time, without penalty. At December 31, 2011, loan interest rates ranged from 3.25% to 9.25%.

Payment of Benefits – Participants who retire from active service may elect to defer withdrawals until April of the calendar year following the later of the year in which the participant attains age 70 1/2 or the year following retirement or termination of employment. They may also elect an option to have their account distributed over a period of not less than two years or more than a period which would pay the account balance during the participant’s actuarial life in either a fixed or variable amount. Before-tax deposits may be withdrawn only in the event of a participant’s retirement, death, termination, attainment of age 59 1/2 or defined hardship. At December 31, 2011 and 2010, approximately $77,000 and $729,000 was payable to withdrawing participants, respectively.

Plan Termination – Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2011 and 2010

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Fully Benefit-Responsive Investment Contracts – Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits presents the fair value of the fully benefit-responsive investment contracts held in the CONSOL Energy Inc. Stable Value Fund (“Stable Value Fund” or “SVF”) as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. Realized gains and losses on the sale of DuPont and CONSOL Energy common stock are based on the average cost of the securities sold. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest on notes receivable from participants is recognized over the term of the notes and is calculated using a simple-interest method on principal amounts. If a participant does not make a loan repayment on at least a quarterly basis, the Plan administrator considers the loan to be defaulted on the last day of the calendar quarter following the calendar quarter in which the last payment was due, and reclassified as a distribution based upon the terms of the Plan document.

Payment of Benefits – Benefits are recorded when paid.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2011 and 2010

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Administrative Expenses – Expenses incurred in connection with the operation of the Plan with regard to the purchase and sale of investments and certain trustee and professional fees are paid by the Plan. Other administrative expenses are paid by CONSOL Energy at no cost to the Plan.

Use of Estimates – The preparation of financial statements in conformity with US GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

ESOP – The Plan’s ESOP provision provides that participants may invest a portion or all of their account in Company stock. The ESOP provision also contains a put option in accordance with the requirements of the Code, which is a right for any participant who is otherwise entitled to a distribution from the Plan to require the Company stock in their ESOP account be repurchased by the Company if it is not readily tradable on an established market. Participants who elect to invest their account balance in Company stock have voting rights commensurate with their shares and participants are fully vested at all times in dividends paid on the acquired Company stock. A participant also has the right to diversify stock in their accounts pursuant to the provisions of the Plan document. At December 31, 2011 and 2010, and from the period since inception of the ESOP, there were no Company contributions in the form of stock.

New Accounting Pronouncements – In January 2010, the Financial Accounting Standards Board (“FASB”) issued new guidance which expanded the required disclosures about fair value measurements. In particular, this guidance requires (i) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (iii) fair value measurement disclosures for each class of assets and liabilities and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall into either Level 2 or Level 3. This guidance was effective for annual reporting periods beginning after December 15, 2009, except for (ii) above, which was effective for fiscal years beginning after December 15, 2010. The adoption of this guidance did not have a material effect on the Plan’s net assets available for benefits, changes in net assets available for benefits, or related disclosures.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2011 and 2010

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In May 2011, the FASB issued guidance to create a consistent framework for the application of fair value measurements between US GAAP and International Financial Reporting Standards. This guidance includes wording changes to US GAAP to clarify the intent about the application of existing fair value measurements and disclosure requirements and to change a particular principle or existing requirement for measuring fair value or disclosing information about fair value investments. There are no additional fair value measurements required upon adoption of this guidance. This pronouncement is effective for reporting periods beginning after December 15, 2011, with early adoption prohibited, requiring prospective application only. The Plan is currently evaluating the effect that the provisions of this pronouncement will have on its financial statements.

3.	ASSET TRANSFERS

Asset transfers to the Plan for the year ended December 31, 2011 of approximately $88,000 represents the remaining investment account balances attributable to former employees transferred from the Rochester & Pittsburgh Coal Company 401(k) Savings and Retirement Plan (the “R&P Plan”). The R&P Plan was terminated by the Board of Directors of the Company on December 31, 2008, and the termination of the R&P Plan was completed on October 31, 2011.

4.	CONTRACTS WITH INSURANCE COMPANIES

The Plan has direct holdings of fully benefit-responsive investment contracts in its SVF. The SVF is comprised of guaranteed investment contracts (“GIC”), separate account portfolios (“SAP”), and synthetic GICs (“SYN”), all of which are held with multiple insurance companies and banks.

Traditional GICs expose the Plan through the SVF to direct credit risk associated with each contract issuer. To mitigate this risk, investment guidelines prohibit the Plan from purchasing contracts with a credit rating lower than Aa3/AA. In addition, the weighted average credit rating of all GIC contracts must be A3/A- or higher at all times and no single GIC issuer may represent more than 5% of the total SVF. Additionally, the Plan administrator, together with the Plan’s third party investment advisors, continually monitor the issuers of these investments through external credit rating agencies and monitor credit rating history, downgrade/upgrade notifications, and analyst reports for all current and potential issuers. There are no reserves against contract value for credit risk of the contract issuers or otherwise.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2011 and 2010

4.	CONTRACTS WITH INSURANCE COMPANIES (Continued)

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their SVF investment at contract value for Plan permitted benefit payments. Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include amendments to Plan documents (including complete or partial Plan termination or merger with another plan), changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, bankruptcy of the Company or other Plan sponsor events (i.e. divestitures or spin-offs of a subsidiary, location closings or layoffs) which cause a significant withdrawal from the Plan, or failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable of occurring.

Based on certain events specified in the fully benefit-responsive investment contracts (i.e. GICs, SAPs and SYNs), both the Plan and issuers of such investment contracts are permitted to terminate the investment contracts. If applicable, such terminations can occur prior to the scheduled maturity date.

Examples of termination events that permit issuers to terminate investment contracts include the following:

•	The Plan sponsor’s receipt of a final determination notice from the Internal Revenue Service that the Plan does not qualify under Section 401(a) of the Code.

•	The Plan ceases to be exempt from federal income taxation under section 501(a) of the Code.

•

The Plan or its representative breaches material obligations under the investment contract such as failure to satisfy its fee payment obligations or failure to follow the contract’s equity wash provisions.

•	The Plan or its representatives makes a material misrepresentation.

•	The Plan makes a material amendment to the Plan (including complete or partial termination or merger with another plan) and/or the amendment adversely impacts the issuer.

•	The Plan, without the issuer’s consent, attempts to assign its interest in the investment contract.

•	The balance of the contract value is zero or immaterial.

•	Mutual consent.

•	The termination event is not cured within a reasonable time period, i.e., 30 days.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2011 and 2010

4.	CONTRACTS WITH INSURANCE COMPANIES (Continued)

For SAPs and SYNs, additional termination events include but are not limited to the following:

•	The investment manager of the underlying securities is replaced without the prior written consent of the issuer.

•	The underlying securities are managed in a way that does not comply with the investment guidelines.

For GICs, the contract value is adjusted to reflect a discounted value based on surrender charges and other penalties at termination. For SAPs and SYNs, termination is at market value of the underlying securities less unpaid issuer fees or charges. If the termination event is not material based on industry standards, it may be possible for the Plan to exercise its right to require the issuer that initiated the termination to extend the investment contract for a period no greater than what it takes to immunize the underlying securities and/or it may be possible to replace the issuer of a SAP or SYN that terminates with another SAP or SYN issuer. Both options help maintain stable contract value.

The aggregate crediting rates for all contracts as of December 31, 2011 and 2010 were 3.26% and 3.50%, respectively. Contract or crediting rates for GICs are negotiated with the issuer and are effective for the life of the contract. The contract or crediting rates for SAPs and SYNs are reset either four times or six times per year and are based on the performance of the portfolio of assets underlying these contracts. Inputs used to determine the crediting rate include each contract’s portfolio market value of fixed income assets, current yield-to-maturity, duration, and market value relative to contract value. All contracts have a guaranteed rate of at least 0% or higher with respect to determining interest rate resets. If future crediting rates increase or decrease, the adjustment from fair value to contract value would change in the same direction. The average market value yield of the SVF based on the actual earnings of the underlying assets was approximately 4.16% and 5.89% in 2011 and 2010, respectively. The average yield of the SVF based on the actual interest rate credited to participants’ accounts in 2011 and 2010 was approximately 3.12% and 3.55%, respectively.

Participants investing in the SVF or collective trusts are assigned units at the time of investment based on the net asset value per unit.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2011 and 2010

5.	FAIR VALUE MEASUREMENTS

US GAAP for fair value measurements provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy are described below:

•

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

•

Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or other inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2011 and 2010

5.	FAIR VALUE MEASUREMENTS (Continued)

Stable Value Fund – The SVF is comprised of a short-term investment fund in addition to GICs, SAPs and SYNs, all of which are held with multiple insurance companies and banks. These fully benefit-responsive contracts are valued at fair value on the statements of net assets available for benefits and are credited with actual earnings on the underlying investments and charges for participant withdrawals and administrative expenses. The following disclosures provide information about the nature of the investments in the SVF and how fair value of these investments is measured.

•

U.S. Government Security Fund – This security is a short-term investment fund (i.e. money market fund) designed to provide daily liquidity to the SVF and is stated at cost plus accrued interest, which approximates fair value. The fund seeks to preserve a net asset value of $1 per share and can be validated with a sufficient level of market activity and therefore, is classified within Level 1 of the fair value hierarchy.

•

Guaranteed Investment Contracts – The insurer maintains the assets (underlying portfolio owned by insurer) of the GIC in a general account, backed by the full faith and credit of the insurer. Regardless of the performance of the general account assets a GIC will provide a fixed rate of return as negotiated when the contract is purchased. GICs are valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations (similar to weighted average life) considering the credit-worthiness of the issuer and have been classified within Level 2 of the fair value hierarchy.

•

Separate Account Portfolios – SAPs are investment contracts invested in insurance company separate accounts established for the sole benefit of SVF participants. SAPs are comprised of two components, an underlying pool of assets and a “wrap” contract. The insurer owns the individual underlying assets and the wrap contract (similar to a GIC); however, the assets in a SAP are maintained in a separate account, fully fenced-off from the general assets of the insurer. The Plan participates in the underlying experience of the SAP via future periodic rate resets. Fair value of SAPs are determined by the market values of the underlying securities and the value of the wrap using observable market data by the insurer as of the valuation date, which approximates fair value. SAPs held by the Plan provide for daily redemptions by the Plan at reported net asset value with no advance notice requirement. This Plan is permitted to redeem investment units at net asset value on the measurement date. SAPs are classified within Level 2 of the fair value hierarchy.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2011 and 2010

5.	FAIR VALUE MEASUREMENTS (Continued)

•

Synthetic GICs – SYNs are comprised of an underlying pool of assets (owned by the Plan) and a “wrap” contract designed to provide principal protection and accrued interest over a specified period of time assuming that the underlying assets meet the requirements of a GIC. Short-term investment funds include cash and short-term securities (money market type funds) that mature within three months or less at date of purchase and are valued at amortized cost, which approximates fair value (Level 1), and liquid government debt securities valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency that are traded in markets that are not considered active (Level 2). Fixed income collective trusts invest in high quality fixed income securities across the short, intermediate, and core sectors, and are valued at the net asset value per share on the valuation date (Level 2). Other fixed income funds include government debt securities and corporate bonds valued using the observable quoted price reported in markets that are not considered active or pricing services based on market transactions for comparable securities of issuers with similar credit ratings (Level 2). In addition, there is one fixed income fund that is valued at fair value based on certain security price validations and a review based on unobservable inputs and is therefore classified within Level 3 of the fair value hierarchy. Swap contracts are valued at fair value utilizing pricing models and taking into consideration exchange quotations on underlying instruments, dealer quotations and other information (Level 2). Any accrued interest on the underlying investments in the SYNs is also included as a component of the fair value of those investments. Fair value of the wrap contracts is determined by taking the difference between the actual wrap fee of the contract and the price at which the wrapper would issue an identical contract under current market conditions. That change in fees is then applied to the year-end book value of the contract to determine the wrap contract’s fair value. Wrap contracts generally change the investment characteristics of underlying securities (such as corporate debt or U.S. government securities) to those of GICs. The wrap contract provides that benefit-responsive transactions may be processed at contract or face value. Benefit-responsive distributions are generally defined as a withdrawal due to a participant’s retirement, termination, or death, or participant-directed transfers, in accordance with the terms of the Plan (see Note 4).

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2011 and 2010

5.	FAIR VALUE MEASUREMENTS (Continued)

Interests in Registered Investment Companies – The shares of registered investment companies are public investment vehicles valued at quoted market prices, which represent the net asset values of the shares held in such funds. Each of these funds is considered an open ended interest in a registered investment company and valued using a market approach. Fair value is based on a daily net asset value that can be validated with a sufficient level of observable activity in an active market (i.e. purchases and sales at net asset value) and therefore these interests in registered investment companies have been classified within Level 1 of the fair value hierarchy.

Collective Trusts – Collective trusts are valued at the net asset values per unit as determined by the collective trusts as of the valuation date, which approximates fair value. The net asset values are based on the value of the underlying assets owned by the collective trusts, minus their liabilities, and then divided by the number of shares outstanding. Collective trusts are not available in an exchange and active market, however, the fair values are determined based on the underlying investments as traded in an exchange and active market. Collective trusts held by the Plan provide for daily redemptions by the Plan at reported net asset value with no advance notice requirement. The Plan is permitted to redeem investment units at net asset value on the measurement date. Due in part to the units of the collective trusts not being actively traded, the fair value measurements have been classified within Level 2 of the fair value hierarchy.

Common Stock and Common Stock Fund – DuPont Common Stock and the CONSOL Stock Fund are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the respective Plan year. As a result, the fair value measurements of these investments have been classified within Level 1 of the fair value hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2011 and 2010

5.	FAIR VALUE MEASUREMENTS (Continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets and liabilities at fair value as of December 31, 2011 and 2010:

(in thousands of dollars)	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total

Stable Value Fund:
Guaranteed Investment Contracts	$0	$43,336	$0	$43,336
Separate Account Portfolios	0	108,506	0	108,506
U.S. Government Security Fund	28,785	0	0	28,785
Fixed Income Collective Trusts	0	319,852	0	319,852
Other Fixed Income Funds	0	79,078	78	79,156
Short-Term Investment Funds	9,838	26,257	0	36,095
Wrap Contracts	0	28	0	28
Other Financial Instruments – Swaps	0	(40)	0	(40)

Total Stable Value Fund	38,623	577,017	78	615,718

Registered Investment Companies:
Foreign Large-Cap Blend Funds	53,311	0	0	53,311
Mid-Cap Growth Fund	56,380	0	0	56,380
Intermediate-Term Fixed Income Funds	49,529	0	0	49,529
Large-Cap Blend Fund	28,682	0	0	28,682
Large-Cap Value Fund	21,118	0	0	21,118
Large-Cap Growth Fund	15,790	0	0	15,790

Total Registered Investment Companies	224,810	0	0	224,810

Collective Trusts:
Mid-Cap Blend Fund	0	24,642	0	24,642
Index Fund	0	50,583	0	50,583

Total Collective Trusts	0	75,225	0	75,225
Common Stock:
E.I. DuPont de Nemours & Company	34,873	0	0	34,873
CONSOL Stock Fund	148,510	0	0	148,510

Total Assets at Fair Value	$446,816	$652,242	$78	$1,099,136

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2011 and 2010

5.	FAIR VALUE MEASUREMENTS (Continued)

(in thousands of dollars)	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Stable Value Fund:
Guaranteed Investment Contracts	$0	$53,389	$0	$53,389
Separate Account Portfolios	0	102,806	0	102,806
U.S. Government Security Fund	27,383	0	0	27,383
Fixed Income Collective Trusts	0	312,103	0	312,103
Other Fixed Income Funds	27,305	45,469	80	72,854
Short-Term Investment Funds	38,305	7	0	38,312
Wrap Contracts	0	56	0	56
Common Stock – Other	0	2	0	2

Total Stable Value Fund	92,993	513,832	80	606,905

Registered Investment Companies:
Foreign Large-Cap Value Fund	861	0	0	861
Foreign Large-Cap Blend Funds	52,093	0	0	52,093
Mid-Cap Growth Funds	41,194	0	0	41,194
Mid-Cap Blend Fund	8,766	0	0	8,766
Mid-Cap Value Fund	18,911	0	0	18,911
Intermediate-Term Fixed Income Funds	53,797	0	0	53,797
Large-Cap Blend Fund	39,878	0	0	39,878
Large-Cap Value Fund	23,934	0	0	23,934
Large-Cap Growth Fund	17,744	0	0	17,744

Total Registered Investment Companies	257,178	0	0	257,178

Collective Trusts:
Mid-Cap Blend Fund	0	12,643	0	12,643
Index Fund	0	40,285	0	40,285

Total Collective Trusts	0	52,928	0	52,928
Common Stock:
E.I. DuPont de Nemours & Company	43,881	0	0	43,881
CONSOL Stock Fund	188,764	0	0	188,764

Total Assets at Fair Value	$582,816	$566,760	$80	$1,149,656

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2011 and 2010

5.	FAIR VALUE MEASUREMENTS (Continued)

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 asset for the year ended December 31, 2011:

Level 3 Assets
(in thousands of dollars)	For the Year Ended December 31, 2011
Stable Value Fund-Other Fixed Income Funds

Balance, Beginning of Year	$80
Unrealized Gains Relating to Instruments Still Held at the Reporting Date	4
Sales	(6)

Balance, End of Year	$78

Amount of Total Gains for the Period Attributable to the Change in Unrealized Gains Relating to Assets Still Held at the Reporting Date	$4

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported in net depreciation in fair value of investments in the statement of changes in net assets available for benefits.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfers from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period. The Plan reclassified certain underlying SYN assets totaling approximately $4,000,000 from Level 1 to Level 2 within the fair value hierarchy because certain significant inputs became observable less frequently due to decreased market activity because the observable quoted prices were reported in markets that were not considered active during the year ended December 31, 2011.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2011 and 2010

6.	INVESTMENTS

The following presents individual investments that represent 5% or more of the Plan’s net assets available for benefits at December 31:

(in thousands of dollars)	2011	2010

CONSOL Stock Fund	$148,510	$188,764
Columbia Acorn Fund	56,380	24,038	**
*Metropolitan Life Insurance Co. (SAP)	66,136	64,604
*Jennison Intermediate Core Bond Fund	66,665	62,561
*Prudential Core Cons. Inter. Bond Fund	64,997	61,443
*GEM Trust Short Duration	72,122	71,283

*	These investments are included in the Stable Value Fund.
**	For comparative purposes only. Amount does not exceed 5% of net assets available for benefits.

During 2011 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by approximately $(46,190,000) as follows:

(in thousands of dollars)	Net Appreciation (Depreciation) in Fair Value of Investments
Stable Value Fund	$17,985
Registered Investment Companies	(18,593)
Common Stock:
E.I. DuPont de Nemours & Company	(3,224)
CONSOL Stock Fund	(42,132)
Collective Trusts	(226)

$(46,190)

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2011 and 2010

6.	INVESTMENTS (Continued)

The SVF is a separate account held by the Plan. The investment contracts are entered into based on an evaluation of the credit risk of the contract issuers and/or third party guarantors. Collateral is generally not provided. The SVF includes traditional GICs and SAPs as well as SYNs. SYNs provide for a return on principal over a specified period of time through the use of underlying assets and a benefit responsive wrap contract issued by a third party.

The following reflects the adjustment between the underlying securities and the insurance contract values in the SVF:

	December 31
(in thousands of dollars)	2011	2010

Investments at Fair Value	$615,690	$606,849
Wrap Contracts (at Fair Value)	28	56

	615,718	606,905
Adjustment from Fair Value to Contract Value	(28,392)	(20,656)

Investments at Contract Value	$587,326	$586,249

The composition of assets of the SVF at contract value as of December 31, 2011 and 2010 are as follows:

(in thousands of dollars)	2011	2010

Synthetic Guaranteed Investment Contracts	$411,495	$404,932
Separate Account Portfolios	105,268	103,360
Guaranteed Investment Contracts	40,794	49,299
Short-term Investment Fund	29,769	28,658

	$587,326	$586,249

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2011 and 2010

6.	INVESTMENTS (Continued)

SYNs within the SVF are comprised of the following:

		December 31
(in thousands of dollars)	Credit Rating	2011	2010

SYNs (at Contract Value):
Prudential Retirement Ins. & Annuity Co.	AAA	$128,735	$125,396
ING Life Insurance & Annuity Co.	AA	43,398	42,371
Monumental Life Insurance Co.	AA	43,398	42,371
State Street Bank & Trust	AA	43,397	42,370
ING Life Insurance & Annuity Co.	AA	50,856	50,808
Monumental Life Insurance Co.	AA	50,856	50,808
State Street Bank & Trust	AA	50,855	50,808

Total SYNs (at Contract Value)		$411,495	$404,932

The composition of changes in net assets of the SVF for the year ended December 31, 2011 is as follows:

(in thousands of dollars)

Employer Contributions	$7,920
Participant Contributions and Rollovers	29,079

Total Contributions	36,999
Asset Transfers In	2
Interest and Dividend Income	326
Net Realized/Unrealized Appreciation in Investment Value	17,985
Benefits Paid to Participants	(74,088)
Administrative Expense	(179)
Net Loan Activity	(471)
Net Interfund Transfers	20,503

Increase in Net Assets Available for Benefits	1,077
Net Assets Available for Benefits
Beginning of Year	586,249

End of Year	$587,326

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2011 and 2010

7.	TAX STATUS

The Plan obtained its latest determination letter on June 3, 2011, in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving the determination letter, Plan management and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a tax liability (or asset) and related interest and penalties or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, and the IRS completed its audit of the Plan for the year ended December 31, 2005. As a result of this examination, the Company made a corrective contribution on February 13, 2012 of approximately $72,000 (plus related earnings) to the Plan on behalf of certain casual employees that were improperly excluded from participating in the Plan on a timely basis for the Plan years ending December 31, 2004 through December 31, 2010. The resulting tax deficiency related to this examination was paid by the Company. As a result of the conclusion of this audit by the IRS, the Plan is no longer subject to income tax examinations for years prior to 2011.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 and 2010 to Form 5500:

(in thousands of dollars)	2011	2010

Net Assets Available for Benefits per the Financial Statements	$1,091,545	$1,147,875
Amounts Allocated to Withdrawing Participants	(77)	(729)

Net Assets Available for Benefits per the Form 5500	$1,091,468	$1,147,146

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2011 and 2010

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (Continued)

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2011, to Form 5500:

(in thousands of dollars)

Benefits Paid to Participants per the Financial Statements	$112,331
Amounts Allocated to Withdrawing Participants at December 31, 2011	77
Less: Amounts Allocated to Withdrawing Participants at December 31, 2010	(729)

Benefits Paid to Participants per Form 5500	$111,679

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2011, but not yet paid as of that date.

9.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain Plan investments include several underlying SYN assets within the SVF as well as two collective investment funds managed by Merrill Lynch or its parent company, Bank of America, N.A. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as those conducted with a party-in-interest to the Plan. In addition, other underlying SYN assets include funds managed by State Street Bank & Trust, one of the custodians of the Plan. Therefore, these transactions qualify as those conducted with a party-in-interest to the Plan.

One of the investment vehicles available to participants, the CONSOL Stock Fund, contains stock of CONSOL Energy. The Plan held 4,046,582 shares and 3,872,881 shares of CONSOL Energy common stock at December 31, 2011 and 2010, respectively. Transactions in this investment qualify as party-in-interest transactions which are exempt from the prohibited transaction rules of ERISA.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2011 and 2010

10.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

In accordance with the investment strategy of the Plan’s investment contracts, the Plan’s investment manager may execute transactions in interest rate swap contracts that may give rise to varying degrees of off-balance-sheet market and credit risk. These swap contracts can be executed on an exchange or negotiated in the over-the-counter market and involve an agreement to exchange periodic interest payment streams (fixed vs. variable) calculated on an agreed upon periodic interest rate multiplied by a predetermined notional principal amount. Market risk arises from the potential for changes in value of swap contracts resulting from fluctuations in interest rates. The gross notional (or contractual) amounts used to express the volume of these transactions do not necessarily represent the amounts potentially subject to market risk. In many cases, these swap contracts serve to reduce, rather than increase, the Plan’s exposure to losses from market and other risks. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are identified. The Plan’s investment managers generally limit the Plan’s market risk by holding or purchasing offsetting positions.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2011 and 2010

11.	SUBSEQUENT EVENTS

Effective January 1, 2012, employees classified as casual employees no longer have to complete 1,000 hours of service during a 12 consecutive month period, commencing on the employee’s employment date or reemployment date, in order to be eligible to participate in the Plan. The Plan was amended to allow employees classified as casual employees to be eligible to begin participation on the first day of the first full pay period following their date of hire, subject to the Plan’s automatic enrollment provisions.

Bank of America, N.A., as trustee for the Merrill Lynch Extended Market Index Trust and the Merrill Lynch Equity Index Trust, announced that it would discontinue these collective trusts and remove them as investment options in the Plan effective February 29, 2012. As a result of this decision, the Plan administrator selected new investment options (Vanguard Institutional Index Fund, Vanguard Mid-Cap Index Fund, and Vanguard Small-Cap Index Fund) to replace these collective trusts. Any investments in the options that were eliminated were transferred to the new investment options on February 29, 2012, and contributions directed to the options that were eliminated were also allocated to the new investment options selected to replace these collective trusts.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

SUPPLEMENTAL SCHEDULE

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2011	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	Common Stock
*	CONSOL Stock Fund		4,046,582	$148,510
	E.I. DuPont de Nemours & Company		761,754	34,873

	Total Common Stock			183,383

	Interests in Registered Investment Companies
	Columbia	Acorn Fund	2,045,716	56,380
	PIMCO	Total Return Fund	2,974,533	32,333
	Davis New York	Venture Fund	873,932	28,682
	American Funds	Europacific Growth Fund	617,908	21,682
	BlackRock	Basic Value Fund	867,976	21,118
	Legg Mason ClearBridge	Large Cap Growth Fund	728,313	15,790
	Vanguard	Bond Market Index Fund	1,563,230	17,196
	Vanguard	International Stock Fund	2,421,811	31,629

	Total Interests in Registered Investment Companies			224,810

	Stable Value Fund
	Metropolitan Life Insurance Co.	GIC, 5.50%, 02/01/2014	6,072,669	6,073
	Metropolitan Life Insurance Co.	GIC, 5.83%, 12/01/2013	6,115,268	6,115
	Principal Life Insurance Co.	GIC, 4.95%, 11/02/2012	1,310,611	1,311
	Principal Life Insurance Co.	GIC, 5.20%, 01/01/2014	4,991,228	4,991
	Prudential Retirement Ins. & Annuity Co.	GIC, 5.68%, 12/01/2013	12,472,079	12,472
	Prudential Retirement Ins. & Annuity Co.	GIC, 4.62%, 12/02/2013	9,831,676	9,832
	Metropolitan Life Insurance Co.	Separate Account Portfolio, 1.43%, opened	39,131,677	39,132
	Metropolitan Life Insurance Co.	Separate Account Portfolio, 2.62%, opened	66,136,210	66,136
	FFI Government Fund	Money Market Fund, 0.01%	29,769,448	29,769
	Prudential Separate Account Wrap:
	Prudential Retirement Ins. & Annuity Co.	Synthetic GIC, 2.82%, opened	128,735,117
	Underlying Security Description:
	Jennison Intermediate Core Bond Fund	Collective Trust	6,218,685	66,665
	Prudential Core Cons. Inter. Bond Fund	Collective Trust	6,140,189	64,997
	Prudential Retirement Ins. & Annuity Co.	Synthetic Wrap Agreement***		(2,927)
	Perpetual Window Global Wrap:
	ING Life Insurance & Annuity Co.	Synthetic GIC, 2.25%, opened	43,397,888
	Monumental Life Insurance Co.	Synthetic GIC, 2.25%, opened	43,397,888
*	State Street Bank & Trust	Synthetic GIC, 2.25%, opened	43,397,888
	Underlying Security Description:
	GEM Trust Short Duration	5,962,429.0322 units of participation		72,122

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2011	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	Citigroup	Cash as Collateral for Futures	10,000	10
*	State Street Bank & Trust	0.14% 31 Dec 2030 Short Term Invest. Fund	72,391	72
	Treasury Bill	0.113% 18 Oct 2012	100,000	100
	Treasury Bill	0.04% 17 May 2012	100,000	100
	Treasury Bill	0.04% 12 Apr 2012	100,000	100
	Treasury Bill	0% 19 Jan 2012	100,000	100
	Treasury Bill	0.043% 07 Jun 2012	200,000	200
	United States Treas Bills Dt	0% 24 May 2012	200,000	200
	Treasury Bill	0.048% 10 May 2012	400,000	400
	Treasury Bill	0.01% 12 Jan 2012	1,250,000	1,250
	Treasury Bill	0% 15 Mar 2012	1,400,000	1,400
	Treasury Bill	0.01% 22 Mar 2012	1,700,000	1,700
	WI Treasury Bill	0.043% 21 Jun 2012	5,400,000	5,399
	Treasury Bill	0.229% 05 Apr 2012	15,300,000	15,299
	FNMA TBA Jan 30 Single Fam	5.5% 01 Dec 2099	(1,500,000)	(1,633)
	FNMA TBA Single Family Mortgage	4% 01 Dec 2099	(1,000,000)	(1,050)
	SWU0498Q9 IRS USD PF 3.50000	3.5% 15 Jun 2021	(300,000)	(300)
	Fannie Mae	1% 25 Apr 2037	40,291	40
	Bear Stearns Commercial Mortgage	5.127% 12 Oct 2042	53,826	54
	Transocean Inc	6.5% 15 Nov 2020	60,000	62
	Fannie Mae	1% 25 Jul 2037	65,592	65
	Freddie Mac	1% 15 May 2037	73,655	73
	FNMA Pool MA0614	4% 01 Jan 2041	79,849	84
	DTE Energy Company	0.972% 03 Jun 2013	100,000	100
*	Merrill Lynch & Co	5.571% 04 Oct 2012	100,000	100
	National Rural Util Coop	1.9% 01 Nov 2015	100,000	101
	Healthcare Realty Trust	5.75% 15 Jan 2021	100,000	101
	Hospitality Properties	5.125% 15 Feb 2015	100,000	101
	JPMorgan Chase & Co	3.45% 01 Mar 2016	100,000	102
*	Merrill Lynch/Countrywide Comm	5.479% 12 Feb 2039	100,000	102
	Ensco PLC	3.25% 15 Mar 2016	100,000	102
	Intl Lease Finance Corp	6.75% 01 Sep 2016	100,000	102
	Kilroy Realty LP	5% 03 Nov 2015	100,000	103
	SLM Corp	8.45% 15 Jun 2018	100,000	103
	Kinder Morgan Ener Part	3.5% 01 Mar 2016	100,000	104
	FNMA Pool AH3854	4% 01 Aug 2041	98,924	104
	BP Capital Markets PLC	3.125% 01 Oct 2015	100,000	105
	HSBC Holdings PLC	5.1% 05 Apr 2021	100,000	106
	Bear Stearns Cos LLC	5.7% 15 Nov 2014	100,000	109
	BP Capital Markets PLC	4.5% 01 Oct 2020	100,000	110

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2011	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	Fannie Mae	1% 25 Apr 2037	118,792	118
	Freddie Mac	0.835% 15 Jul 2037	131,599	131
	FNR 2010 141 FB	0.727% 25 Dec 2040	154,580	154
	Federal Home Ln Mtg Corp	1% 15 Aug 2028	169,264	170
	Abbey Natl Treasury Serv	1.832% 25 Apr 2014	200,000	182
	Prologis LP	4% 15 Jan 2018	200,000	189
	Lloyds TSB Bank PLC	4.875% 21 Jan 2016	200,000	195
	FNR 2010 129 FM	1% 25 Nov 2040	196,581	196
	Hewlett Packard Co	0.588% 24 May 2013	200,000	198
	FNR 2007 38 FC	0.677% 25 May 2037	199,472	198
	SLM Corp	5% 01 Oct 2013	200,000	200
	Caterpillar Inc	0.425% 21 May 2013	200,000	200
	EOG Resources Inc	1.061% 03 Feb 2014	200,000	201
	DCP Midstream Operating	3.25% 01 Oct 2015	200,000	202
	Transocean Inc	6% 15 Mar 2018	200,000	204
	Credit Suisse Mortgage Capital	1% 15 Sep 2040	200,000	209
	US Treasury N/B	3.125% 15 Nov 2041	200,000	209
	BP Capital Markets PLC	3.2% 11 Mar 2016	200,000	210
	HCP Inc	5.375% 01 Feb 2021	200,000	210
	New York City NY Transitional	3.02% 01 Feb 2016	200,000	212
	Wal Mart Stores Inc	3.25% 25 Oct 2020	200,000	214
	Tyco Electronics Group S	4.875% 15 Jan 2021	200,000	215
	Freddie Mac	1% 15 May 2037	217,801	216
	GNMA II Pool 783277	6% 20 Jul 2040	200,469	227
	US Treasury N/B	3.625% 15 Feb 2021	200,000	232
	Anadarko Petroleum Corp	8.7% 15 Mar 2019	200,000	255
	FNR 2007 109 GF	0.925% 25 Dec 2037	259,349	260
	SWU0498Q9 IRS USD R V 03MLIBO	1% 15 Jun 2021	300,000	260
	Fannie Mae	0.737% 25 Sep 2041	278,876	278
	FHR 3368 AF	0.951% 15 Sep 2037	293,672	294
	American Tower Corp	5.05% 01 Sep 2020	300,000	300
	Dow Chemical Co	2.5% 15 Feb 2016	300,000	301
	Agilent Technologies Inc	5% 15 Jul 2020	300,000	336
	Federal Natl Mtg Assn	0.797% 25 Mar 2035	349,966	348
	Wachovia Bank Commercial Mortg	5.738% 15 Jun 2049	348,494	357
	Rogers Communications Inc	6.8% 15 Aug 2018	300,000	365
	Teck Resources Limited	10.75% 15 May 2019	300,000	366
	FHR 3747 WF	0.736% 15 Oct 2040	373,559	372
	FHR 3743 FA	1% 15 Oct 2040	386,389	385
	JPMorgan Chase & Co	1.074% 24 Jan 2014	400,000	394

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2011	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	Altria Group Inc	9.25% 06 Aug 2019	300,000	403
	FNMA Pool AE7517	3.5% 01 Nov 2025	396,019	414
	FHR 3740 DF	0.74% 15 Oct 2040	422,058	420
	NBC Universal Media LLC	5.15% 30 Apr 2020	400,000	445
	FNMA Pool AH4680	4% 01 Mar 2026	422,480	446
	American Express Co	7.25% 20 May 2014	400,000	447
	Freddie Mac	0.8% 15 Dec 2041	480,000	478
	US Treasury N/B	1.375% 30 Nov 2018	500,000	502
	FNR 2010 136 FA	0.756% 25 Dec 2040	527,261	525
	Goldman Sachs Group Inc	7.5% 15 Feb 2019	500,000	552
	Citigroup Inc	1.753% 13 Jan 2014	600,000	583
	Fannie Mae	0.756% 25 Sep 2041	588,988	587
	FNMA Pool AL0212	5.5% 01 Feb 2038	539,678	590
	FNMA Pool 995113	5.5% 01 Sep 2036	539,934	590
	Verizon Communications	6.1% 15 Apr 2018	500,000	601
	Fannie Mae	6.318% 15 Jun 2027	600,000	614
	US Treasury N/B	2.125% 15 Aug 2021	600,000	615
	FNMA Pool 466319	3.23% 01 Nov 2020	589,579	615
	FNMA Pool 678899	5.5% 01 Jan 2033	583,740	638
	Fannie Mae	0.737% 25 Sep 2041	643,897	642
*	Bank of America Corp	7.375% 15 May 2014	700,000	726
	FNMA Pool AE2159	4% 01 Feb 2041	992,355	1,044
	Freddie Mac	1% 15 Nov 2040	1,781,972	1,772
	US Treasury N/B	3.125% 15 May 2021	1,800,000	2,010
	US Treasury N/B	0.375% 31 Jul 2013	6,000,000	6,014
	Various Receivables			2,852
	Various Insurance Companies	Synthetic Wrap Agreements***		(2,297)
	Total Return Tier Global Wrap:
	ING Life Insurance & Annuity Co.	Synthetic GIC, 5.30%, opened	50,855,531
	Monumental Life Insurance Co.	Synthetic GIC, 5.30%, opened	50,855,531
*	State Street Bank & Trust	Synthetic GIC, 5.30%, opened	50,855,531
	Underlying Security Description:
	GEM Trust Risk-Controlled 2	1,984,573.0537 units of participation		29,046
	GEM Trust Opportunistic 2	2,360,027.9129 units of participation		36,182
	GEM Trust Opportunistic 3	3,515,004.8964 units of participation		50,841
*	State Street Bank & Trust	0.14% 31 Dec 2030 Short Term Invest. Fund	9,765,493	9,765
	FNMA TBA Single Family Nov 30	4% 01 Dec 2099	(200,000)	(208)
	FNMA Pool 318107	7% 01 Aug 2025	325	0
	FNMA Pool 306974	7.5% 01 Jun 2025	513	1

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2011	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	Coors Brewing Co	6.375% 15 May 2012	1,000	1
	GNMA Pool 373607	6.5% 15 Mar 2026	1,278	1
	GNMA Pool 780975	6% 15 Feb 2029	1,346	2
	Fed Hm Ln Pc Pool C90042	6% 01 Dec 2013	2,354	3
	Fed Hm Ln Pc Pool D28599	7.5% 01 Dec 2022	3,404	3
	Federal Natl Mtg Assn Remic	9.99% 25 Sep 2017	3,694	4
	GNMA Pool 412583	6.5% 15 Apr 2026	3,834	4
	Residential Asset Mortgage Prods	4.57% 25 Oct 2034	5,152	5
	Kraft Foods Inc	6.25% 01 Jun 2012	5,000	5
	FNMA Pool 987022	5.5% 01 Aug 2038	4,789	5
	Comcast Cable Communications	7.125% 15 Jun 2013	5,000	5
	GNMAPool 288117	10% 15 Mar 2020	6,146	6
	GNMA Pool 419569	6.5% 15 Feb 2026	5,478	6
	FNMA Pool 414547	7% 01 Feb 2028	6,323	7
	GNMA Pool 412234	6.5% 15 May 2026	7,403	8
	Dell Inc	5.625% 15 Apr 2014	8,000	9
	Black & Decker	8.95% 15 Apr 2014	8,000	9
	City Of Florence	6.14% 15 Apr 2014	9,502	9
	Citifinancial Mortgage Securities	1% 25 Oct 2033	10,344	10
	Marsh & McLennan Cos Inc	9.25% 15 Apr 2019	8,000	11
	Fed Hm Ln Pc Pool C80253	9% 01 Jan 2025	8,860	11
	CVS Caremark Corp	6.6% 15 Mar 2019	9,000	11
	GNMA Pool 296513	10% 15 Dec 2020	11,104	13
	GNMA Pool 426119	8% 15 Jun 2026	12,108	14
	Morgan Stanley Dean Witter Cap	6.39% 15 Jul 2033	14,997	15
	Hartford Finl Svcs Grp	5.375% 15 Mar 2017	15,000	15
	Fannie Mae	0% 09 Oct 2019	21,000	16
	Contl Airlines 1996 1	6.94% 15 Apr 2015	16,657	17
	Ingersoll Rand Gl Hld Co	9.5% 15 Apr 2014	15,000	17
	EOG Resources Inc	5.625% 01 Jun 2019	15,000	18
	Entergy Mississippi Inc	6.64% 01 Jul 2019	15,000	18
	Bemis Company Inc	6.8% 01 Aug 2019	15,000	18
	Citigroup Inc	5.5% 27 Aug 2012	18,000	18
	Citigroup Inc	5.25% 27 Feb 2012	19,000	19
	CS First Boston Mortgage Securities	6% 25 Nov 2018	18,728	19
	Bellsouth Corp	5.2% 15 Dec 2016	17,000	19
	Panhandle East Pipe Line	8.125% 01 Jun 2019	16,000	20
	Intl Bk Recon & Develop	0.01% 15 Feb 2015	21,000	20
	GNMA Pool 457932	6% 15 Dec 2028	17,863	20
	GNMA Pool 424276	6.5% 15 Mar 2026	17,788	21

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2011	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	BHP Billiton Fin USA LTD	6.5% 01 Apr 2019	17,000	21
	Comcast Corp	5.7% 15 May 2018	19,000	22
	Fed Hm Ln Pc Pool C90219	6% 01 May 2018	20,502	23
	Mastr Asset Securitization Tr	1% 25 May 2033	24,155	23
	Union Electric Co	6.7% 01 Feb 2019	19,000	23
	Valspar Corp	6.05% 01 May 2017	20,000	23
	Federal Natl Mtg Assn Remic	8.5% 25 Sep 2021	20,993	24
	Oracle Corp	5.75% 15 Apr 2018	20,000	24
	Fannie Mae	5.25% 01 Aug 2012	24,000	25
	Goldman Sachs Group Inc	5.375% 15 Mar 2020	25,000	25
	Arrow Electronics Inc	3.375% 01 Nov 2015	25,000	25
	Metlife Inc	7.717% 15 Feb 2019	20,000	25
	Commonwealth Edison	6.15% 15 Mar 2012	25,000	25
	Goldman Sachs Group Inc	5.95% 18 Jan 2018	25,000	26
	Harsco Corp	2.7% 15 Oct 2015	25,000	26
	Prudential Financial Inc	3.875% 14 Jan 2015	25,000	26
	Dr Pepper Snapple Group	2.9% 15 Jan 2016	25,000	26
	Time Warner Cable Inc	3.5% 01 Feb 2015	25,000	26
	Citigroup Inc	6.375% 12 Aug 2014	25,000	26
	Petrobras Intl Fin Co	5.375% 27 Jan 2021	25,000	26
	Sunoco Logistics Partner	5.5% 15 Feb 2020	25,000	27
	Petroleos Mexicanos	4.875% 15 Mar 2015	25,000	27
	Cliffs Natural Resources	5.9% 15 Mar 2020	25,000	27
	Federal Realty Invs Trst	5.95% 15 Aug 2014	25,000	27
	Reed Elsevier Capital	7.75% 15 Jan 2014	24,000	27
	Duke Realty LP	5.95% 15 Feb 2017	25,000	27
	Comcast Corp	6.3% 15 Nov 2017	23,000	27
	FNMA Pool 906693	5.5% 01 Dec 2036	25,055	27
	Petroleos Mexicanos	6% 05 Mar 2020	25,000	28
	FNMA Pool 928560	5.5% 01 Jul 2037	25,607	28
*	Merrill Lynch & Co	6.4% 28 Aug 2017	29,000	28
	Alleghany Corp	5.625% 15 Sep 2020	27,000	28
	Meccanica Holdings USA	6.25% 15 Jul 2019	35,000	29
	Federal Home Loan Bank	4.625% 09 Mar 2018	25,000	29
	Hartford Finl Svcs Grp	5.5% 30 Mar 2020	29,000	29
	Goldman Sachs Group Inc	5.7% 01 Sep 2012	29,000	30
	Capital One Financial Co	7.375% 23 May 2014	27,000	30
	Donnelley R.R. & Sons	8.6% 15 Aug 2016	30,000	30
	Small Business Administration	4.12% 10 Mar 2014	29,208	30
	Marathon Oil Corp	6.8% 15 Mar 2032	25,000	31

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2011	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	Talisman Energy	7.75% 01 Jun 2019	25,000	31
	American Intl Group	6.4% 15 Dec 2020	31,000	31
	Pacific Life Global Fndg	5.15% 15 Apr 2013	30,000	31
	Valero Energy Corp	9.375% 15 Mar 2019	25,000	32
	Duke Energy Carolinas	7% 15 Nov 2018	25,000	32
	Bear Stearns Cos LLC	5.3% 30 Oct 2015	30,000	32
	FNMA Pool 323347	7% 01 Sep 2028	29,086	34
	Xerox Corporation	4.25% 15 Feb 2015	33,000	35
	Airgas Inc	4.5% 15 Sep 2014	33,000	35
	Prudential Financial Inc	6.1% 15 Jun 2017	32,000	35
	Duke Realty LP	8.25% 15 Aug 2019	30,000	35
	Magellan Midstream Partn	6.55% 15 Jul 2019	30,000	35
	GNMA Pool 377590	8% 15 Aug 2025	30,211	36
	Nevada Power Co	6.5% 15 May 2018	30,000	36
	FNMA Pool 906868	5.5% 01 Dec 2036	33,250	36
	Citigroup Inc	4.75% 19 May 2015	36,000	36
	Lincoln National Corp	8.75% 01 Jul 2019	30,000	36
	Autozone Inc	5.75% 15 Jan 2015	33,000	37
	Aflac Inc	8.5% 15 May 2019	30,000	37
	Nationwide Life Global Fund	5.45% 02 Oct 2012	37,000	38
	Financing Corp	10.35% 03 Aug 2018	25,000	38
	Simon Property Group LP	6.75% 15 May 2014	35,000	39
	American Express Co	8.125% 20 May 2019	30,000	39
	Biomed Realty LP	6.125% 15 Apr 2020	37,000	39
	Valero Energy Corp	6.125% 01 Feb 2020	35,000	39
	Kraft Foods Inc	4.125% 09 Feb 2016	36,000	39
	Metlife Inc	6.75% 01 Jun 2016	34,000	39
	Royal Bk Of Scot Group PLC	4.7% 03 Jul 2018	61,000	40
	Hershey Foods Corp	1.5% 01 Nov 2016	40,000	40
	Kellogg Co	1.875% 17 Nov 2016	40,000	40
	Keycorp	6.5% 14 May 2013	38,000	40
	JC Penney Corp Inc	7.625% 01 Mar 2097	45,000	40
	John Deere Capital Corp	7% 15 Mar 2012	40,000	41
*	Bank of America Corp.	7.8% 15 Sep 2016	40,000	41
	Ppl Energy Supply LLC	6.2% 15 May 2016	37,000	41
	Metlife Inc	6.817% 15 Aug 2018	35,000	42
	Natl Retail Properties	6.875% 15 Oct 2017	38,000	42
	Raytheon Co	1.4% 15 Dec 2014	42,000	42
	PSEG Power LLC	2.75% 15 Sep 2016	42,000	42
	Time Warner Inc	4.875% 15 Mar 2020	39,000	42

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2011	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	John Deere Capital Corp	1.25% 02 Dec 2014	42,000	42
	GNMA Pool 413641	6.5% 15 Apr 2026	37,225	43
	HCC Insurance Holdings I	6.3% 15 Nov 2019	39,000	43
	Fannie Mae	4.625% 01 May 2013	42,000	44
	Caterpillar Fin Serv Crp	6.125% 17 Feb 2014	40,000	44
	GNMA Pool 742401	4.5% 15 Jun 2040	40,666	44
*	Merrill Lynch & Co	6.875% 25 Apr 2018	45,000	44
	Time Warner Inc	3.15% 15 Jul 2015	43,000	45
	Allstate Corp	6.125% 15 Feb 2012	45,000	45
	Contl Airlines 1999 2	7.256% 15 Sep 2021	43,384	46
	Jackson Natl Life Global	6.125% 30 May 2012	47,000	48
	Diageo Capital PLC	5.5% 30 Sep 2016	42,000	48
	Westlb AG New York Brh	4.796% 15 Jul 2015	48,000	50
	Fed Hm Ln Pc Pool A73062	5% 01 Feb 2038	46,405	50
	Home Depot Inc	3.95% 15 Sep 2020	46,000	50
	Anheuser Busch Inbev Wor	7.75% 15 Jan 2019	39,000	51
	GNMA Pool 726414	4.5% 15 Oct 2039	46,361	51
	HCP Inc	3.75% 01 Feb 2016	50,000	51
	Hyundai Capital Services	4.375% 27 Jul 2016	50,000	51
	Axis Specialty Finance	5.875% 01 Jun 2020	50,000	51
	Principal Financial Group	8.875% 15 May 2019	42,000	52
	Sprint Capital Corp	8.75% 15 Mar 2032	65,000	53
	First Niagara Fin Group	6.75% 19 Mar 2020	50,000	53
	Contl Airlines 2007 1	5.983% 19 Apr 2022	51,121	53
	CSX Corp	7.375% 01 Feb 2019	43,000	54
	Simon Property Group	2.8% 30 Jan 2017	53,000	54
	Comcast Cable Comm Hldgs	8.375% 15 Mar 2013	50,000	54
	AT&T Inc	6.7% 15 Nov 2013	50,000	55
	Fannie Mae	5.125% 02 Jan 2014	51,000	55
	Niagara Mohawk Power	4.881% 15 Aug 2019	50,000	56
	IBM Corp	7.125% 01 Dec 2096	40,000	57
	Assurant Inc	6.75% 15 Feb 2034	55,000	57
*	Bank of America Commercial Mor	5.713% 10 May 2045	59,147	59
	Fed Hm Ln Pc Pool A73704	5% 01 Mar 2038	55,067	59
	Empresa Nacional De Elec	8.625% 01 Aug 2015	50,000	60
	EDP Finance BV	5.375% 02 Nov 2012	61,000	60
	General Elec Cap Corp	5.9% 13 May 2014	58,000	64
	Cincinnati Finl Corp	6.125% 01 Nov 2034	65,000	65
	Morgan Stanley Mortgage Loan	5.683% 25 Apr 2034	63,813	65
	US Treasury N/B	2.375% 15 Jan 2017	56,172	65

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2011	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	Landwirtsch. Rentenbank	3.125% 15 Jul 2015	62,000	66
	GNMA Pool 699867	4.5% 15 May 2040	62,233	68
	US Treasury N/B	4.75% 15 Feb 2041	50,000	69
	CS First Boston Mortgage Securities	5% 25 Apr 2019	66,971	69
	Becton Dickinson	5% 15 May 2019	60,000	69
	Contl Airlines 2000 1	8.048% 01 May 2022	65,674	70
	Petroleos Mexicanos	8% 03 May 2019	57,000	71
	Qwest Capital Funding	6.875% 15 Jul 2028	76,000	71
	CRH America Inc	8.125% 15 Jul 2018	63,000	72
	Nomura Holdings Inc	5% 04 Mar 2015	73,000	74
	Corning Inc	7% 15 May 2024	59,000	76
	Mass Mutual Life Ins Co	5.625% 15 May 2033	70,000	76
	Ventas Realty LP/Cap Crp	4.75% 01 Jun 2021	80,000	77
	New Valley Generation I	7.299% 15 Mar 2019	64,219	78
	Lennox International Inc	4.9% 15 May 2017	74,000	78
	BBVA Global Finance LTD.	7% 01 Dec 2025	112,000	79
	JPMorgan Mortgage Trust	4.552% 25 Jun 2034	84,974	79
	GNMA Pool 708581	4.5% 15 Apr 2039	73,100	80
	Citigroup Inc	5.5% 11 Apr 2013	79,000	81
	Verizon Communications	8.75% 01 Nov 2018	60,000	81
	Stanley Black + Decker I	3.4% 01 Dec 2021	80,000	82
	Comerica Inc	4.8% 01 May 2015	80,000	82
	Smucker J.M. Co	3.5% 15 Oct 2021	80,000	82
	Gap Inc	5.95% 12 Apr 2021	86,000	82
	Toyota Motor Credit Corp	4.25% 11 Jan 2021	76,000	83
	Morgan Stanley	5.625% 23 Sep 2019	91,000	84
	Toyota Motor Credit Corp	1.25% 17 Nov 2014	84,000	84
	Johnson Controls Inc	2.6% 01 Dec 2016	84,000	85
	Joy Global Inc	5.125% 15 Oct 2021	81,000	86
	Owens Corning Inc	6.5% 01 Dec 2016	80,000	87
	Boston Scientific Corp	1% 15 Nov 2015	80,000	89
	Bear Stearns Cos LLC	7.25% 01 Feb 2018	76,000	89
	Allegheny Ludlum Corp	6.95% 15 Dec 2025	79,000	89
	Santander US Debt SA Uni	3.781% 07 Oct 2015	100,000	91
	Fico Strip Prin	0% 30 Nov 2017	100,000	91
	Morgan Stanley Capital I	5.317% 12 Nov 2041	88,047	91
	Tyson Foods Inc	7% 01 May 2018	86,000	92
	FNMA Pool AE4844	3.5% 01 Oct 2040	90,425	93
	DBS Bank LTD/Singapore	1% 15 Nov 2019	90,000	94
	Pub Svc Elec & Gas	9.25% 01 Jun 2021	65,000	97

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2011	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	CRH America Inc	4.125% 15 Jan 2016	99,000	99
	Morgan Stanley	6% 28 Apr 2015	100,000	100
	Rabobank Nederland	3.2% 11 Mar 2015	100,000	102
	FNMA Pool AB3981	3.5% 01 Dec 2041	99,990	103
	Banco Bilbao Vizcaya ARG	5.75% 20 Jul 2017	100,000	103
	Kroger Co	6.4% 15 Aug 2017	87,000	103
	America Movil Sab DE CV	3.625% 30 Mar 2015	100,000	105
	Ally Financial Inc	7% 01 Feb 2012	105,000	105
	Time Warner Ent	8.875% 01 Oct 2012	100,000	105
	Procter & Gamble Co	8% 26 Oct 2029	69,000	106
	JPMorgan Chase & Co	5.15% 01 Oct 2015	100,000	106
	Korea Electric Power	5.5% 21 Jul 2014	100,000	106
	Banco Nac DE Desen Econo	5.5% 12 Jul 2020	100,000	108
*	Merrill Lynch & Co	5.45% 15 Jul 2014	110,000	109
	Financing Corp	9.4% 08 Feb 2018	80,000	115
	AT&T Inc	5.5% 01 Feb 2018	100,000	116
	Hutch Wham Int 09 LTD	7.625% 09 Apr 2019	100,000	123
	Pearson Funding Two	4% 17 May 2016	120,000	127
	Brunswick Corp	7.375% 01 Sep 2023	140,000	130
	Greenwich Capital Commercial F	5.444% 10 Mar 2039	120,000	130
	Transocean Inc	4.95% 15 Nov 2015	130,000	133
	Eastman Chemical Co	7.25% 15 Jan 2024	106,000	133
	Duke Cap Corp	6.75% 15 Jul 2018	121,000	136
	LB Baden Wuerttemberg	7.625% 01 Feb 2023	106,000	138
*	Bank Of America N.A.	1% 15 Jun 2016	171,000	138
	Province of Ontario	4.1% 16 Jun 2014	129,000	139
	Mastr Asset Securitization Tr	4.375% 25 May 2033	140,187	139
	US Treasury N/B	2% 15 Jan 2026	114,147	140
	First Horizon Mortgage Pass Th	4.5% 25 Sep 2018	137,156	141
	Morgan Stanley	5.3% 01 Mar 2013	143,000	145
*	Merrill Lynch & Co	6.5% 15 Jul 2018	150,000	146
	Credit Suisse Mortgage Capital	5.711% 15 Feb 2039	139,046	147
	US Treasury N/B	4.25% 15 Nov 2017	125,000	148
	British Sky Broadcasting	9.5% 15 Nov 2018	119,000	154
	EQT Corp	7.75% 15 Jul 2026	130,000	157
	USAA Capital Corp	3.5% 17 Jul 2014	150,000	158
	Fico Strip Ser 19	0.01% 06 Jun 2018	180,000	160
	Applied Materials Inc	7.125% 15 Oct 2017	132,000	160
	Aristotle Holding Inc	3.5% 15 Nov 2016	160,000	163
	USAA Capital Corp	2.25% 13 Dec 2016	168,000	169

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2011	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	Senior Housing Prop Trus	4.3% 15 Jan 2016	173,000	171
	US Treasury N/B	1.625% 15 Jan 2018	162,216	185
	PNC Funding Corp	5.25% 15 Nov 2015	171,000	186
	Goldman Sachs Group Inc	5.35% 15 Jan 2016	184,000	189
	Santander US Debt SA Uni	2.991% 07 Oct 2013	200,000	191
	US Treasury N/B	1.875% 15 Jul 2013	185,031	193
	FNMA Pool MA0622	3.5% 01 Jan 2041	193,131	199
	GS Mortgage Securities Corp	5.162% 10 Dec 2043	180,000	205
	FNMA Pool AE8528	4% 01 Nov 2040	196,708	207
	FNMA TBA Single Family Nov 30	4% 01 Dec 2099	200,000	208
*	Merrill Lynch Mortgage Trust	5.405% 12 Nov 2037	206,433	208
	Federal Home Ln Mtg Pc Gtd	8% 25 Apr 2024	189,053	214
	Federal Home Loan Bank	4.875% 27 Nov 2013	200,000	217
	Fed Hm Ln Pc Pool A78453	5% 01 Jul 2038	201,617	217
	Landesbk Baden Wurtt NY	5.05% 30 Dec 2015	200,000	221
	US Treasury N/B	1.75% 15 Jan 2028	189,252	228
	US Treasury N/B	1.375% 15 Jul 2018	210,126	238
	Santander Issuances	5.911% 20 Jun 2016	300,000	256
	Inter American Devel Bk	0.5% 17 Apr 2023	400,000	267
	Wells Fargo Bank NA	5.75% 16 May 2016	250,000	273
	US Treasury N/B	3.5% 15 Feb 2039	250,000	281
	Fed Hm Ln Pc Pool A66380	6% 01 Sep 2037	260,625	287
	FNMA Pool AI1850	3.5% 01 May 2041	288,166	297
	Citigroup Inc	8.5% 22 May 2019	253,000	298
	Private Export Funding	5.45% 15 Sep 2017	250,000	303
	FHLMC TBA Jan 30 Gold Single	3.5% 01 Dec 2099	300,000	308
	FNMA Pool AH1174	1% 01 Jan 2041	300,000	309
	FNMA TBA Single Family Mortgage	4% 01 Dec 2099	300,000	315
	Freddie Mac	4.125% 27 Sep 2013	300,000	319
	Fed Hm Ln Pc Pool A77764	5.5% 01 Jun 2038	305,581	332
	Fed Hm Ln Pc Pool G03581	6% 01 Nov 2037	348,602	383
	Fed Hm Ln Pc Pool G04468	5% 01 Jul 2038	362,324	390
	GNMA Pool 748088	4.5% 15 May 2041	357,560	390
	Murphy Oil Corporation	7.05% 01 May 2029	320,000	391
	FNMA Pool AE0828	3.5% 01 Feb 2041	382,772	394
	Autopista Del Maipo Sociedad	7.373% 15 Jun 2022	379,777	394
	Fed Hm Ln Pc Pool A77796	5.5% 01 May 2038	375,502	408
	Federal Natl Mtg Assn	7.622% 25 Dec 2038	361,901	408
	FNMA Pool MA0932	3.5% 01 Dec 2041	400,000	412
	Fed Hm Ln Pc Pool G03812	5.5% 01 Feb 2038	407,703	443

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2011	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	Fed Hm Ln Pc Pool G05255	5% 01 Dec 2038	414,121	445
	Fed Hm Ln Pc Pool C91184	6% 01 Apr 2028	407,686	448
	Federal Farm Credit Bank	4.85% 29 Jul 2020	400,000	479
	Financing Corp	8.6% 26 Sep 2019	358,000	523
	GNMA II Pool 004853	4% 20 Oct 2040	500,000	536
	FNMA Pool AE8151	4% 01 Jul 2039	510,757	537
	US Treasury N/B	2.625% 15 Aug 2020	500,000	539
	GNMAPool 721748	4.5% 15 Aug 2040	500,000	545
	Abbey Natl Treasury Serv	3.875% 10 Nov 2014	610,000	572
	Fed Hm Ln Pc Pool G05249	5% 01 Jan 2039	553,595	595
	Fed Hm Ln Pc Pool G06232	6% 01 May 2040	547,964	603
	FNMA Pool AH3811	4% 01 Feb 2041	574,525	604
	Financing Corp	9.65% 02 Nov 2018	450,000	672
	LBB Finance Ireland	7.125% 27 Feb 2012	700,000	701
	Fed Hm Ln Pc Pool G03819	6% 01 Jan 2038	697,835	768
	Irish Life & Permanent	3.6% 14 Jan 2013	900,000	787
	Fed Hm Ln Pc Pool A70591	5.5% 01 Dec 2037	739,444	803
	US Treasury N/B	1.375% 30 Sep 2018	800,000	804
	Fed Hm Ln Pc Pool G03616	6% 01 Dec 2037	794,427	874
	GNMA Pool 719082	4.5% 15 Nov 2039	842,320	921
	GNMA Pool 741270	4.5% 15 May 2040	880,540	961
	GNMA Pool 741877	4.5% 15 May 2040	897,102	979
	Fannie Mae	4.75% 19 Nov 2012	1,000,000	1,040
	US Treasury N/B	2.625% 15 Nov 2020	1,000,000	1,077
	GNMA Pool 697957	4.5% 15 Mar 2039	1,100,001	1,202
	Freddie Mac	8.25% 01 Jun 2016	1,019,000	1,266
	US Treasury N/B	1.875% 31 Oct 2017	1,350,000	1,411
	GNMA I TBA Jan 30 Single Fam	4% 01 Dec 2099	1,600,000	1,716
	Various Payables			(1,935)
	Various Insurance Companies	Synthetic Wrap Agreements***		(18,344)

	Total Stable Value Fund			587,326

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2011	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)

	Collective Trusts
*	Merrill Lynch	Extended Market Index Trust	2,256,575	24,642
*	Merrill Lynch	Equity Index Trust	469,497	50,583

	Total Collective Trusts			75,225

*	Participant Loans	Interest at 3.25% to 9.25%, maturing through 2021	0	20,489

				$1,091,233

*	Indicates parties-in-interest as defined by ERISA.
**	Cost information is not required for participant-directed investments and, therefore is not included.
***	Represents adjustment to arrive at contract value.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of CONSOL Energy Inc. Investment Plan for Salaried Employees has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Date: June 18, 2012	By:	/s/ William J. Lyons
William J. Lyons
Plan Administrator